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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auria Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas 4th fl.

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tad Bull (917) 923-9649

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, PC

(Name – *if individual, state last, first, middle name*)

260 Middle County Rd.	Seldon	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Manfred Ernst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auria Services Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GEORGIA S. GOURNAS
Notary Public, State of New York
No. 01GO6274356
Qualified in Queens County
Commission Expires January 07, 2021.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURIA SERVICES CORPORATION
FINANCIAL STATEMENT AND REPORT of REGISTERED PUBLIC ACCOUNTANT
December 31, 2018

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE
8B SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders of Auria Services Corporation
New York, NY

We have audited the accompanying balance sheet of Auria Services Corporation as of December 31, 2018, the related statements of income, changes in stockholders' equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auria Services Corporation as of December 31, 2018, and the results of its operations, and its cash flows for the year then ended, in conformity with the Public Company Accounting Oversight Board (United States).

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on page12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the Public Company Accounting Oversight Board (United States). In our opinion the information contained in the supplementary schedules on page 12 are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

We have served as the Company's auditor since 1994.

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York February 26, 2019

AURIA SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

TABLE of CONTENTS

AURIA SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

CURRENT ASSETS	
Receivable from Parent	144,606
Other Assets	2,250
TOTAL ASSETS	146,856
LIABILITIES AND SHAREHOLDER'S DEFICIT	
Liabilities:	
Accounts Payable and Accrued Expenses	404,132
TOTAL LIABILTITIES	404,132
Commitment & Contingencies	
Shareholder Deficit:	
Common Stock - $.01 par value: 3000 shares authorized 100 shares issued and outstanding	1
Additional Paid-in Capital	395,199
Retained Earnings (deficit)	(652,476)
Total Shareholder's (deficit)	(257,276)
TOTAL LIABILITIES & SHAREHOLDER'S DEFICIT	146,856

See accompanying notes to financial statements and Independent Auditor's Report

AURIA SERVICES CORPORATION
STATEMENT OF OPERATIONS
For the year ending December 31, 2018

Revenues:	
Income	$ 53,317
Other Income	29,067
Total Income	82,384
Expenses:	
Occupancy	152,664
Regulatory Fee	3,391
Professional Fee	14,000
Insurance	472
Total Expenses	170,527
Net Loss	$ (88,143)

See accompanying notes to financial statements and Independent Auditor's Report

AURIA SERVICES CORPORATION
STATEMENT OF CHANGE IN SHAREHOLDER'S DEFICIT
For the year ending December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – January 1, 2018	$ 1	395,199	(564,333)	(169,133)
Net Loss	$ -	-	(88,143)	(88,143)
Balance – December 31,2018	$ 1	395,199	(652,476)	(257,276)

See accompanying notes to financial statements and Independent Auditor's Report

AURIA SERVICES CORPORATION
STATEMENT OF CASH FLOWS
For the year ending December 31, 2018

Cash Flow from Operating Activities	
Net Loss	(88,143)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities; Change in Operating Assets and Liabilities:	
Increase in Accounts Payable	93,370
Decrease in Deferred Rent	(49,587)
Decrease in Loan Payable	(291)
Net Cash Provided by Operating Activities	(44,651)
Cash Used in Financing Activities:	
Receivables from Parent	34,573
Net Increase in Cash	(10,078)
Cash – Beginning of year	10,078
Cash – Ending of year	0
Income Tax Payment	0

See accompanying notes to financial statements and Independent Auditor's Report

AURIA SERVICES CORPORATION
Notes to Financial Statements
December 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS
Auria Services Corp. (the "Company") (a Delaware corporation) is a registered Broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company must meet certain net capital requirements as a member of FINRA. Because of a net capital deficiency, the Company has not done business since November 26, 2014. The Company provided advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings.
The Company changed its name from Fieldstone Services Corporation to Auria Services Corporation on October 1, 2018.
The Company is a wholly-owned subsidiary of Auria Capital, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has not done business since November 26, 2014. Further, the Company does not appear to be able to meet its obligations as they come due, which raises substantial doubt about its ability to continue as a going concern. As of December 31, 2018, the Company's financial statements do not include any adjustments related to the carrying value of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to establish itself as a going concern is dependent on its parent's ability to repay its obligation to the company.
Revenue recognition
The Company has not conducted a business in 2018 and has no securities revenue.
Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes
The Company and its Parent file consolidated income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company and its Parent are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2013.

NOTE 3. INCOME TAXES
The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with an intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state, and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates.

NOTE 4. RELATED-PARTY TRANSACTIONS
The Company has a space sharing, agreement with its parent. The parent is billed for 50% of the rent.

NOTE 5. COMPUTATION OF EXCESS NET CAPITAL
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2018, the Company had a net capital of ($259,526) and a minimum net capital requirement of $26,942. This resulted in a total deficit of (286,468).
The Company ceased conducting a securities business on 11/26/2014. The Company has not been in net capital compliance since that time. The Company has not conducted a securities business while undercapitalized and will not conduct a business until enough funds are infused or received.

NOTE 6. RECEIVABLE FROM PARENT

As indicated in note 4 the company has a space sharing agreement with its parent. The parent has been billed for these expenses. The parent is continuing to pay all relevant bills. The parent will continue to pay all bills. The parent owes the Company $ 144,606 at December 31, 2018.

NOTE 7. ACCOUNTS PAYABLE

The Company has several aged liabilities resulting from the discontinuation of business in 2014. The management is working through write-downs of outstanding balances. The company made corrections to the aged accounts payable. Many had been paid, others have been written down.

NOTE 8. REVENUE

The Company sublet its space on 120 West 45th street. The terms of the sublease were January 1, 2018 through June 30, 2018 at $16,528 per month for the first three month of 2018. The subtenant prepaid the months of January through March 2018. In addition, the parent has been billed for ½ of the rent, which amount has been shown as income. The final three months of the lease were rent free. The pre-paid sub-lease of set the primary lease payments.

Rent income 120 W 45th St.	$ 42,157
Rent income 1120 Ave of the Americas	11,160
	53,317
Aged payable written down	29,067

NOTE 9. RENT EXPENSE

The Company was obligated under two leases.

120 W 45th Street- January 1, through June 30, 2018. Parent was billed ½ the rent from January 1 through June 30, 2018. That amount was also shown as income.

1120 Avenue of the Americas is the current lease which is on a monthly basis the Company is charged $1890.00 per month. The company bills the parent for ½ the rent.

Rent expense 120 W 45th Street	$129,131
Rent 1120 Avenue of the Americas	23,533
	152,664

NOTE 10. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2018, the Company was not involved in any litigation.

NOTE 11. OTHER INCOME

Other income results from aged liabilities that have been settled for their total amounts, paid in full, or written down from their original dollar amount.

NOTE 12. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2018, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2018.

SUPPLEMENTARY INFORMATION

AURIA SERVICES CORPORATION
Net Capital Computation 15c3-1
For the year ending December 31, 2018

Shareholder Deficit		$ (257,276)
Deduction for non-allowable assets		
	Receivable from Parent	
	Other Assets	
	Total non-allowable assets	$ 2,250
Net Capital		$ (259,526)
Computation of basic net capital requirements:		
Minimum net capital requirements of 6 2/3% of the average	indebtedness of $404,132	$ 26,942
Statutory minimum net capital		$ 5,000
Net capital requirement (greater of the minimum calculation or the statutory amount)		$ 0
Excess net capital (net capital less net capital required)		$ (286,468)
Percentage of aggregate indebtedness to net capital		-155.72

Statement Pursuant to Rule 17a-5(d)(4)
There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited PartIIA of Form X-17A-5A filed as of December 31,2018.

AURIA SERVICES CORP. EXEMPTION REPORT

Auria Services Corp. is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

1) Auria Services Corp. is exempt from 15c3-3 because the firm has no customers.

2) Auria Services Corp. was exempt from the provisions under 15c3- 3 through the fiscal year of 2018 without exception.

Auria Services Corp. Exemption Report

I, Manfred Ernst, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Date of Report: December 31, 2018

1120 Avenue of the Americas 4th Floor New York, NY 10036
Tel 212-626-1433 www.auriacap.com

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

Mr. Manfred Ernst
Auria Services Corporation.
1120 Avenue of the Americas 4th fl.
New York, NY 10036

Dear Mr. Ernst:

We have reviewed management's statements, included in the accompanying Financial Report in which Fieldstone Services Corp. stated that is exempt from the rules of 15c3-3 since it no longer has customers. Fieldstone Services Corp stated that it met the exemption throughout the most recent fiscal year without exception. Auria Services Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fieldstone Services Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Selden, New York February 26, 2019